UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

B.O.S BETTER ONLINE SOLUTIONS LTD.

 (Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M20115164

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bellite Pty Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially owned by Each Reporting Persons With:	5.	Sole Voting Power
	6.	Shared Voting Power 580,526
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 580,526
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,526
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7%*
12.	Type of Reporting Person (See Instructions) CO

* Calculations are based on 4,467,925 Ordinary Shares of the Issuer outstanding as of December 31, 2011. This Form 13G is filed jointly by Bellite Pty Limited, an Australian company (“Bellite”), Suzaner Szekely and Leslie Szekely. Bellite acts as trustee of a discretionary trust in favor of Suzaner Szekely and Leslie Szekely who are the directors and shareholders of Bellite and who may be deemed to have shared voting and dispositive power with respect to the shares held by Bellite.

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Item 1.

(a)	Name of Issuer

B.O.S BETTER ONLINE SOLUTIONS LTD.

(b)	Address of Issuer’s Principal Executive Offices

20 Freiman Street
Rishon LeZion, 75100, Israel

Item 2.

(a)	Name of Person Filing

Bellite Pty Limited1

(b)	Address of Principal Business Office or, if none, Residence

7 Beresford Road
Rose Bay 2029 NSW, Australia

(c)	Citizenship

Australia

 (d)    Title of Class Securities

Ordinary Shares

(e)	CUSIP Number

M20115164

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company s defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 580,526

(b)	Percent of class: 12.7%2

1 This Form 13G is filed jointly by Bellite Pty Limited, an Australian company (“Bellite”), Suzaner Szekely and Leslie Szekely. Bellite acts as trustee of a discretionary trust in favor of Suzaner Szekely and Leslie Szekely who are the directors and shareholders of Bellite and who may be deemed to have shared voting and dispositive power with respect to the shares held by Bellite.

2 Calculations are based on 4,467,925 Ordinary Shares of the Issuer outstanding as of December 31, 2011.

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(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.

(ii)	Shared power to vote or to direct the vote 580,526.

(iii)	Sole power to dispose or to direct the disposition of.

(iv)	Shared power to dispose or to direct the disposition of 580,526.

Instruction.	For computation regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2012

Bellite Pty Limited

By:	/s/ Leslie Szekely
Name:	Leslie Szekely
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violation (See 18 U.S.C. 1001)

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